                                                                  Exhibit 11.1

                                THE JPM COMPANY
                       COMPUTATION OF EARNINGS PER SHARE

                                                                      Three Months Ended
                                                                  March 31,           March 31,
                                                                    1996                1995
                                                                  --------            --------
                                                                  (dollars in thousands, except
                                                                        per share amounts)

Net income                                                           $  299              $ 310
Cumulative Preferred Stock dividends                                    (60)               (60)
Undeclared participating preferred stock dividends (1)                  (36)                (7)
Increase to net income from reduced interest expense from the
  assumed conversion of Series B debentures (2)                           -                  7
                                                                   --------           --------
Adjusted net income applicable to Common Stock                        $ 203              $ 250
                                                                  =========           ========
Net Income per common share                                           $ .05              $ .07
                                                                  =========           ========

Common shares outstanding beginning of period                     3,489,000          3,174,000
Effect of stock options outstanding                                 356,627                  -
Effect of stock options issued prior to February 1995 (2)                 -                  -
Effect of convertible debt issued and stock options granted
  since February 1995 (2)                                                 -            315,138
                                                                  ---------           --------
Weighted average common shares outstanding                        3,845,627          3,489,138
                                                                  =========           ========

(1) Represents a reduction of net income to the extent of all possible participating dividends on Preferred Stock. See Note 11 to the Consolidated Financial Statements of the Company.

(2) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock equivalents related to stock options granted and convertible debt issued with exercise prices below the anticipated initial public offering price of $8.50 per share in the twelve months preceding the initial filing were included as if outstanding for all periods presented in the prospectus.

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